December 19, 2007

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Helix Energy Solutions Group, Inc. Definitive Proxy Statement on Schedule 14A Filed April 11, 2007 File No. 001-32936

Dear Ms. Moncada-Terry:

In its letter dated December 5, 2007, the staff of the Securities and Exchange Commission (“Staff”) provided to Helix Energy Solutions Group, Inc. (“Registrant”) additional comments with respect to our Definitive Proxy Statement on Schedule 14A (the “Comments”).

Set forth below are the responses of the Registrant to such Comments. The following numbered paragraphs repeat the comments for your convenience, followed by our responses to those comments.

Compensation Discussion and Analysis, page 21

1. We note your responses to prior comments 11, 12, and 15, and we reissue the comments. You state that the disclosure of actual qualitative and quantitative targets and goals established for 2006 and 2007 would result in competitive harm. As requested in prior comments 12 and 15, provide a detailed analysis as to how disclosure would cause competitive harm. Also, to the extent you have an appropriate basis for omitting the requested information, please discuss how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: We acknowledge the Staff’s Comment 1.

We believe that the disclosure of the actual qualitative and quantitative targets established for 2006 and for 2007 related to the group performance objectives and the individual performance objectives would result in competitive harm or are not necessary or valuable to an understanding of our compensation policies and decisions, as described below:

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December 19, 2007

The group performance objectives contain information directly in, or derived from, our internal confidential corporate operating budget. In order to fully explain the group performance objective for each named executive officer, each of which are derived directly from the budget, we would need to provide information regarding pricing expectations for both our services and our production, information regarding margins on services, the expected start or termination dates for projects (for contracting services) and production (for the oil and gas segment), information regarding timing of capital expenditures, and information about planned capital projects related to each of our segments. This information would also provide competitors with valuable information about the availability of our vessels including the timing of any planned event requiring such vessels to be out-of-service and other important proprietary information. As a result, we believe disclosing this information would result in competitive harm.

In addition, information regarding specific line-items in our budget would not provide investors with information necessary for their protection, one of the requirements for confidential treatment. In order for such information to be useful to the investor, extensive information regarding assumptions, caveats, corporate structure, internal accounting judgments related to the budget, and a number of other aspects of the budget, including a possible discussion of proprietary information of the type described above, would need to be explained to investors. This information would add significantly to the complexity of our disclosure and the volume of information contained in our filings without adding material or important information. Although thoroughly reviewed and verified by us, internal budgeting figures are not subject to the same level of third-party review and strict rules that make other publicly disclosed information useful to the investing public.

For named executive officers whose group performance criteria are not based on operating results, such officer’s group performance objective is based on the budgetary cost levels related the applicable officer’s department. As with operating budgets, in order for such information to be useful to the investor, extensive information regarding assumptions, caveats, corporate structure, internal accounting policies, and a number of other aspects of the budget, including a possible discussion of proprietary information of the type described above, would need to be explained to investors. This information would add significantly to the complexity of our disclosure and the volume of information contained in our filings without adding material or important information. We believe information regarding their departmental budget is not necessary or valuable to an understanding of our compensation policies and decisions. Pursuant to General Instruction 1 of Item 402(b), we have not included these specific objectives. In addition, for the reasons stated above, we do not believe this information provides the potential investor with information necessary for its protection.

The personal performance objectives generally fall into two categories: strategic initiatives and day-to-day operating objectives. The strategic initiatives contain information regarding planned capital projects; projects to raise capital, potential acquisitions or dispositions (which could contain pricing objectives related thereto); our long-term potential areas of expansion; and other similar projects. We believe the disclosure of this type of information would result in

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December 19, 2007

competitive harm. Even if the disclosure relates to the previous year’s objectives, the objectives themselves, and the failure to achieve the previously undisclosed objective and/or the reason for not achieving such undisclosed objective could have significant competitive harm to the Registrant. For example, if the reason for not completing a capital project was a change in corporate strategy to focus on a different capital project, the failure to achieve the original objective might not affect the personal performance portion of the named executive officer’s bonus, but an explanation of the reason for such a result would require the disclosure of proprietary information. The day-to-day operating objectives relate to the implementation of our business plan on a day-to-day basis. These types of objectives relate to items such as creating a process, completing a project, controlling costs, or establishing a policy related to day-to-day business operations. We believe information regarding these day-to-day operating objectives is not necessary or valuable to an understanding of our compensation policies and decisions. Pursuant to the General Instruction 1 to Item 402(b), we have not included these specific objectives.

We propose disclosure substantially similar to the following be included in the 2008 Proxy Statement:

Subject to the overall discretion of the Compensation Committee as described above and below, the cash bonus is based on achieving certain goals as set forth below:

Company Performance (20% of the total cash bonus)

We must achieve the budgeted diluted earnings per share for the year, after taking into account the payment of the potential bonuses, in order for a named executive officer to be eligible for this component of the cash bonus. The budgeted diluted earnings per share objective established for the payment of bonuses is typically near the mid-point of diluted earnings per share guidance provided to shareholders, potential investors and investment advisors on an annual basis, and in 2006 was just below such mid-point. As a result, the diluted earnings per share objective is firmly within the range of what we expect to occur for the applicable year, but meeting that expectation requires each named executive officer who is responsible for the performance of each of our principal business or support functions to work diligently to achieve his and our goals. Thus, as a matter of policy, we want the company performance portion of the named executive officer’s bonus to be met as this would mean the company is meeting its publicly stated objectives. As a result, our objectives, as stated to the shareholders, potential investors and investment advisors, are aligned with the performance objectives of our named executive officers. In this way, we incentivize the named executive officer in charge of the different segments of our operations to successfully perform during the year in terms of meeting their respective goals which would ultimately cause us to meet our stated earnings per share objective. We achieved our budgeted diluted earnings per share goal in 2006 and therefore, each named executive officer was eligible for the company performance portion of his cash bonus.

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December 19, 2007

Group Performance (40% of the total cash bonus)

The applicable named executive officer must achieve economic objectives for the applicable group for which the executive officer is responsible. In order for the named executive officer to be eligible for the group performance portion of the cash bonus, our department or division for which such named executive officer has budgetary responsibility must achieve its budgetary goals. In other words, the portion of the company that is within the budgetary responsibility of the named executive officer must achieve its budgeted revenue and/or budgeted cost levels for the year. Each of the economic objectives for the applicable group is established based on our actual expectations, and collectively make up our overall budget. Any expense or revenue related objectives are based on our budget. As in the case of the company performance goal, we believe the group performance objectives can be achieved, but they require discipline, effort and attention to detail on the part of each executive officer.

Personal Performance (40% of total cash bonus)

The named executive officer must achieve or accomplish personal performance objectives suggested by the named executive officer prior to the beginning of the applicable year and reviewed by the Chief Executive Officer and the Compensation Committee. These criteria involve individual goals that may relate to our day-to-day operation and/or may be strategic in nature. Starting in 2007, in addition to the above-described general discretion of the Compensation Committee, 30% of the personal performance portion of the cash bonus (12% of the aggregate cash bonus) is specifically based on the discretion of the Compensation Committee. Each of the above personal performance objectives are established based on our actual expectations. The objectives are established at levels appropriate to achieve our long-term objectives including improving performance and achieving projected levels of profitability and growth. We believe the objectives can be achieved, but they require discipline, effort and attention to detail on the part of the named executive officers. Historically, named executive officers have generally been able to achieve the objectives when the general industry and economic factors are positive.

2. You state in your response to prior comment 14 in the third bullet of the proposed disclosure that an additional discretionary bonus was awarded to certain named executive officers in 2006 in recognition of the Company’s accomplishment of certain projects. Please identify and describe in some detail such accomplishments, including the factors considered in determining to award the discretionary bonus.

Response: We acknowledge the Staff’s Comment 2 and provide a description of the projects completed in 2006 together with a discussion of the factors used to determine discretionary bonus awards. The discretionary bonus was determined based upon the completion of all the projects and was not awarded on a project by project basis.

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December 19, 2007

An additional discretionary bonus was awarded to certain named executive officers in 2006 as a result of the completion of a series of demanding projects including the acquisition of Remington Oil & Gas Corporation (“Remington”), the refinancing of the principal corporate credit facility and the partial initial public offering of Cal Dive International, Inc. (“CDI”). These projects combined were a transforming event for our company which overall changed our capital structure and our business model in a significant way. In connection with these important projects, we considered certain factors when deciding to grant the additional discretionary bonus including: the extraordinary number of additional hours required to consummate the transactions, the increased duties applicable to each named executive officer during the period, and the increased responsibilities during the transition phase related to these projects, in each case, including any increase in time, duties or responsibilities that resulted from the substantial increase in our size. Each of these projects is briefly described below:

Acquisition of Remington Oil and Gas Corporation

On July 1, 2006, we acquired 100% of Remington, an independent oil and gas exploration and production company headquartered in Dallas, Texas, with operations concentrated in the onshore and offshore regions of the Gulf Coast, for approximately $1.4 billion in cash and stock and the assumption of $349.6 million of liabilities. This transaction was negotiated, documented and consummated over a 7-month period. Following the consummation of the transaction, the executive officers continued to address additional substantial issues raised by the integration of the two companies.

IPO of Cal Dive

In December 2006, we contributed the assets of our shelf contracting segment into CDI, our then wholly owned subsidiary. CDI subsequently sold 22,173,000 shares of its common stock in an initial public offering and distributed the net proceeds of $264.4 million to us as a dividend. In connection with the offering, CDI also entered into a $250 million revolving credit facility. This transaction was planned, documented and consummated over a 14-month period.

The Refinancing of the Principal Corporate Credit Facilities

•	In July 2006, in connection with the Remington acquisition, we borrowed $835 million in a term loan (“Term Loan”) and entered into a new $300 million revolving credit facility.

•
In connection with the CDI initial public offering, CDI Vessel Holdings LLC, a subsidiary of CDI, entered into a secured credit facility for up to $250 million in revolving loans under a five-year revolving credit facility.

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December 19, 2007

Employment Agreements and Change of Control Provisions, page 31

3. It appears that you have not fully addressed prior comment 18. We therefore reissue the comment in part. Please discuss how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments.

Response: We acknowledge the Staff’s Comment 3 and we propose that in the 2008 Proxy Statement we will add the following disclosure:

Our employment agreements are a component of our overall employment arrangement and as such have the same primary objectives as our compensation program — to attract and retain executive officers. Payments to be made to any executive officer under their employment agreement as a result of retirement, death, disability, termination for cause, involuntary termination without cause or upon a change in control are based on such executive officer’s employment agreement which is usually entered into contemporaneously with either the executive officer’s initial hiring by us or his or her promotion. The form of employment agreement contains provisions for the payments described above in order to provide a compensation package that will attract and retain the applicable executive officer. In order to provide consistency among the executive officers, we generally continue to use the same form for multiple years. The form of employment agreement is reviewed by our management and by the compensation consultant periodically. Although we believe that each company in our peer group understandably has different employment contracts from ours, including with respect to specific severance payment provisions, we believe key employment contract provisions covering our executive officers remain in line with market practice and provide terms designed to attract such executive officers.

If it is still applicable at the time of the 2008 Proxy Statement, we will explain that Mr. Hajdik does not have an employment agreement in the form of the other executive officers, because at the time of his initial employment with the company, Mr. Hajdik was not an executive officer and we did not have a general practice of entering into employment agreements with our employees.

In connection with responding to the Comments of the Staff above, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Staff from taking any action with respect to the filing; and

•	the Registrant may not assert Staff Comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

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December 19, 2007

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 848-6555.

Very truly yours,

/s/ Michael Overman

Michael Overman, Deputy General Counsel

cc:	Karl Hiller (Branch Chief – Securities and Exchange Commission)
Mellissa Duru (Securities and Exchange Commission)
A. Wade Pursell (Helix)
Alisa Johnson (Helix)
Lloyd Hajdik (Helix)
Jane Trapp (Helix)
John Lee (Helix)